

Mail Stop 4561

November 16, 2017

Muhunthan Canagasooryam
Chief Executive Officer
c/o Duo Software (Pvt.) Ltd.
No. 403 Galle Road
Colombo 03, Sri Lanka

> **Re:** **Duo World, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 9, 2017**
> **File No. 000-55698**

Dear Mr. Canagasooryam:

We have limited our review of your filing to those issues we have addressed in our comment.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Action No. 1, page 7

1.   You state that you are increasing the amount of authorized shares "to have the additional authorized shares of Common Stock in order to allow conversion of debt and equity securities into shares of Common Stock and for rewarding management, advisors and personnel for their efforts on behalf of the Company." Please tell us whether you have specific plans or proposals to issue any of the newly authorized shares of common stock, and if not, provide a statement to that effect in your information statement. To the extent you do have specific plans to issue newly authorized shares, revise your information statement to provide disclosures responsive to the applicable provisions of Items 10, 11 and 12 of Schedule 14A. Refer to Note A to Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3483.

       Sincerely,

       /s/ Katherine Wray

       Katherine Wray
       Attorney-Advisor
       Office of Information Technologies
       and Services

cc: David E. Wise, Attorney
   Law Offices of WiseLaw, P.C.